Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Amedisys, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Amedisys Inc. pertaining to the Amedisys, Inc. 2008 Omnibus Incentive Compensation Plan and the Amedisys, Inc. Employee Stock Purchase Plan of our reports dated February 28, 2012, with respect to the consolidated balance sheets of Amedisys, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Amedisys, Inc.

/S/ KPMG LLP

Baton Rouge, Louisiana

June 26, 2012